SELECT★ANNUITY III

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT

issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select Variable Account

Supplement dated December 29, 2003 to the Prospectus dated May 1, 2003, as amended June 19, 2003, August 26, 2003, and October 26, 2003, and Statement of Additional Information dated May 1, 2003, as amended June 19, 2003

The information in this supplement updates and amends certain information contained in the prospectus and Statement of Additional Information each dated May 1, 2003. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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Effective January 1, 2004, ReliaStar Life Insurance Company's affiliate, ING Financial Advisers, LLC will become the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission. ING Financials Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.